EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

August 2, 2017	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

Avino Reports Q2 2017 Financial Results

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE–MKT, GV6: FSE, “Avino” or “the Company”) is pleased to announce the consolidated financial results for the Company’s second quarter ended June 30, 2017. The financial statements and the management discussion and analysis can be viewed on the Company's web site at www.avino.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Effective January 1, 2017, the Company changed its presentation currency to US dollars from Canadian dollars. As a result, all dollar amounts in this news release are expressed in US dollars, unless otherwise noted.

“We are pleased to have achieved another productive quarter with strong financial and operational results. Our focus continues to be our expansion plans at the Avino mine with the addition of Mill Circuit 4, as well as a planned underground drill program at the Bralorne Mine to better define the resources above and below the 800 level. We are confident that the implementation of these important plans will continue to support the Company's growth efforts. We appreciate the support and dedication of our teams in Mexico and Canada, who continue to maintain efficiencies at our operations.”

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

SECOND QUARTER 2017 HIGHLIGHTS – IN $USD

•         Revenues of $7.9 million from the sale of concentrates

•         Mine operating income of $2.5 million, which is consistent with the second quarter of 2016

•         Net income after taxes of $1.2 million or $0.02 per share

•         Working capital of $17.7 million, an increase of 18% from the second quarter of 2016

•         Cash of $5.9 million and short term investments of $7.5 million at the end of the quarter

•         Produced 698,174 silver equivalent ounces¹, including 386,002 ounces of silver, 1,954 ounces of gold and 1,113,161 pounds of copper

•         Consolidated all-in sustaining cost (“AISC”)2 was $10.42 per payable silver equivalent ounce

•         Average realized selling prices for silver and gold were US$17.09 and US$1,259 per ounce, respectively, and copper was $5,643 per tonne

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HIGHLIGHTS	Second Quarter 2017	Second Quarter 2016	Change
Operating
Tonnes Milled	137,493	131,612	4%
Silver Ounces Produced	386,002	380,620	1%
Gold Ounces Produced	1,954	1,509	29%
Copper Pounds Produced	1,133,161	1,054,935	7%
Silver Equivalent Ounces[1] Produced	698,174	629,780	11%
Concentrate Sales and Cash Costs
Silver Equivalent Ounces Sold[2]	542,002	626,837	-14%
Cash Cost per Silver Equivalent Ounce[2,3]	$8.90	$9.61	-7%
All-in Sustaining Cost per Silver Equivalent Ounce[2,3]	$10.42	$10.97	-5%
Average Realized Silver Price per Ounce	$17.09	$16.99	1%
Average Realized Gold Price per Ounce	$1,259	$1,262	-%
Average Realized Copper Price per Tonne	$5,643	$4,706	20%
Financial
Revenues	$7,911,388	$9,017,929	-12%
Mine Operating Income	$2,481,779	$2,459,477	1%
Net Income (Loss)	$1,151,549	$(336,748)	N/A
Cash	$5,914,408	$8,256,627	-28%
Working Capital	$17,686,701	$15,041,997	18%
Shareholders
Earnings (Loss) per Share ("EPS") – Basic	$0.02	$(0.01)	N/A
Cash Flow per Share (YTD)[3]	$0.06	$0.06	-%

1. For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.26 oz Ag, $1,257 oz Au and $2.57 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Metal production is expressed in terms of silver equivalent ounces, (oz Ag Eq), the formula for which depends on the copper, gold and silver metal prices used in each period and hence are only indicative.

2. “Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

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Financial Results

The Company generated revenues of $7.9 million during the second quarter of 2017; a 12% decrease compared to the second quarter of 2016. The decrease is a result of fewer ounces sold from the San Gonzalo mine and remaining inventory at the end of the quarter.

Mine operating income was $2.5 million during the second quarter of 2017, which is consistent with the comparable quarter of 2016.

During the second quarter of 2017, net income increased to $1.2 million or $0.02 per share, from a net loss of $0.3 million or a $0.01 basic and diluted per share during the corresponding period of 2016. The increase is mainly due to operational efficiencies achieved at the Avino Mine and the San Gonzalo Mine.

Operational Results

Silver equivalent production for the second quarter of 2017 increased by 11% to 698,174 oz1 compared to 629,780 oz1 in the second quarter of 2016. Silver production for the second quarter of 2017 increased 1% to 386,002 oz compared to 380,620 oz in the second quarter of 2016. Gold production for the second quarter of 2017 increased by 29% to 1,954 oz compared to 1,509 oz in the corresponding period of 2016. Copper production increased by 7% to 1,133,161 lbs compared to 1,054,935 lbs in the second quarter of 2016. Total mill feed processed during the second quarter of 2017 was 137,493 dry tonnes compared to 131,612 dry tonnes during the second quarter of 2016, an increase of 4%.

At the Avino Mine, silver equivalent ounces1 produced during the second quarter of 2017 totalled 512,237 compared to 341,521 during the second quarter of 2016, an increase of 50%. The higher production is due to higher feed grades realized during the quarter.

At the San Gonzalo Mine, silver equivalent ounces1 produced during the second quarter of 2017 totalled 185,937 representing a decrease of 35% compared to 288,259 in the second quarter of 2016 mainly due to the lower tonnage processed due to Mill Circuits 2 and 3 being used exclusively for the Avino mine material.

Costs and Capital Expenditures

Consolidated all-in sustaining cash costs per AgEq ounce1 during the second quarter of 2017 were $10.42 compared to $10.97 during the corresponding period of 2016, a decrease of 5%.

All-in sustaining cash costs at San Gonzalo during the second quarter of 2017 were $9.99 per AgEq ounce1 compared to $10.89 during the second quarter of 2016, a decrease of 8%. All-in sustaining cash costs at Avino during the second quarter of 2017 were $10.56, compared to $11.01 during the second quarter of 2016, a decrease of 4%.

Capital expenditures during the six months ended June 30, 2017, were $4,497,122 compared to $7,383,020 for the corresponding period of 2016.

Capital expenditures in the current period relate to the Avino mine advancement, mining and production equipment (including Mill Circuit 4) to advance operations at the San Gonzalo, Avino, and Bralorne mines.

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Bralorne Mine Update

At Bralorne, we continued to review strategic operating plans, and on July 10, 2017, we published a comprehensive news release outlining our plans and can be found on our website at the following link: http://www.avino.com/s/news.asp?ReportID=795059. Our new plan involves opening the mine at a higher throughput rather than our original plans to scale up the operations to reach the desired throughput level. We are currently planning an underground drill program to expand and improve confidence in our resource base which is scheduled to be followed by the construction of a new tunnel at the 800 level, large enough to accommodate the new mechanized equipment for the proposed long hole retreat mining method.

In addition, the Company also received notification that funding to hold our third annual underground mining training contingent was approved. This year we are planning to hold the training in the Pemberton Valley to accommodate community members from N’Quatqua and other communities associated with the Lower St’at’imc Tribal Council. For more information please see our news release dated July 10, 2017 which is listed above.

Environmental & Permitting Progress

The Company's senior management and site personnel continue to work closely with the MEM and MOE, and recently met with the Chief Inspector and Deputy Chief Inspector to discuss environmental and permitting.

Permitting has taken longer than expected, and is partly a result of the government taking a more rigorous approach to environmental requirements and having many projects at the permitting stage in British Columbia.

Second Extension of Concentrates Prepayment Agreement with Samsung C&T

The Company has further extended the concentrates prepayment agreement with Samsung C&T U.K. Ltd. (“Samsung”) for one year for repayment between July 2018 and July 2019.

Pursuant to a new amending agreement (the “Amendment”), Avino will sell silver concentrates on an exclusive basis to Samsung until December 31, 2021. Samsung has previously advanced to Avino the sum of US$10 million as prepayment of such concentrates, of which Avino has repaid US$1,333,332 for a net amount owing of US$8,666,668 (the “Facility”), and the Facility will be repaid with interest. This extension will allow Avino to defer the payments and repay the balance with interest by 13 monthly instalments, commencing July 2018 and ending July 2019. Other material terms of the Facility remain unchanged. Interest on the Facility is payable monthly at LIBOR plus 4.75%. The Company is pleased to take advantage of the extension of the concentrate sales agreement and revised repayment arrangement, as this ensures a steady long term contract for the sale of the Company’s silver concentrates.

Eagle Property Option Agreement

An option agreement dated July 18, 2017 between Avino and Alexco Resource Corp. (“Alexco”) has granted Alexco the right to acquire a 65% interest in 14 quartz mining leases located in the Mayo District, Yukon Territory, Canada, known as the “Eagle Property”. To exercise the option, Alexco must pay Avino a total of $70,000 in instalments over 4 years, issue Avino a total of 70,000 Alexco common shares in instalments over 4 years, incur $550,000 in exploration work by the second anniversary of the option agreement date, and a further $2.2 million in exploration work on the Eagle Property by the fourth anniversary of the option agreement date.

In the event that Alexco earns its 65% interest in the Eagle Property, Alexco and Avino will form a joint venture for the future exploration and development of the Eagle Property, and may contribute towards expenditures in proportion to their interests (65% Alexco / 35% Avino). If either company elects to not contribute its share of costs, then its interest will be diluted. If either company’s joint venture interest is diluted to less than 10%, its interest will convert to a 5.0% net smelter returns royalty, subject to the other’s right to buy-down the royalty to 2.0% for $2.5 million. The Eagle Property was previously inactive and held by Avino as a non-essential asset to its current operations.

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Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, all of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Conference Call

Avino will be holding a conference call for analysts and investors on Thursday, August 3, 2017, at 8:00 am Pacific Daylight Time (11:00 am Eastern Daylight Time).

Conference Call Numbers:

•	Toll Free Canada & USA: 1-800-319-4610

•	Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call; participants will have the opportunity to ask questions during the Q&A portion of the call.

Participants should dial in 10 minutes prior to the conference. The conference call will be recorded and the replay will be available on the Company’s website within one hour following the conclusion of the call.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Jasman Yee, P.Eng, Avino director, and Avino’s Bralorne Mine project is under the supervision of Fred Sveinson, B.A., BSc, P.Eng, Avino Senior Mining Advisor. These individuals are qualified persons (“QP”) within the context of National Instrument 43-101. The respective QP’s have reviewed and approved all the applicable technical data in this press release.

Outlook

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged.

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

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The Company remains focused on the following key objectives:

1.       Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;

2.       Complete the Mill Circuit 4 expansion to increase Avino Mine production;

3.       Conduct a successful underground drill program in 2017 to increase and improve confidence in our resource base at Bralorne;

4.       Continue mine expansion drilling and explore regional targets on the Avino property;

5.       Follow the recommendations made in the 2017 PEA on the oxide tailings resource at the Avino Mine, and assess the potential for processing the oxide tailings resource.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

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Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, and timing, establishment, and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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